Exhibit 99.1

10 May 2006

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Royal & Sun Alliance Insurance Group plc £375,000,000 6.701 per cent. Perpetual Guaranteed Subordinated Capital Securities having the benefit of a subordinated guarantee of Royal & Sun Alliance Insurance plc dated 10 May 2006

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com\rns\7494c-2006-5-10.pdf

For further information, please contact

Luke Thomas

9th Floor, One Plantation Place

30 Fenchurch Street

London EC3M 3BD

Telephone : 020 7111 7000

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.